NOTICE OF MERGER
OF THE HILLSHIRE BRANDS COMPANY
AND HMB HOLDINGS, INC.
PURSUANT TO SECTION 3-106 AND SECTION 3-106.1
OF THE MARYLAND GENERAL CORPORATION LAW
Dear Stockholder of The Hillshire Brands Company:
As previously announced, on July 1, 2014, The Hillshire Brands Company, a Maryland corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tyson Foods, Inc., a Delaware corporation (“Tyson”), and HMB Holdings, Inc., a Maryland corporation and wholly owned subsidiary of Tyson (the “Purchaser”). Pursuant to the Merger Agreement, the Purchaser will commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), subject to the terms and conditions of the Merger Agreement, at a purchase price of $63.00 per share, net to the selling stockholders in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law. Following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Tyson (the “Merger”). As a result of the Merger, each issued and outstanding share of Common Stock (subject to certain exceptions set forth in the Merger Agreement) that is not validly tendered and accepted pursuant to the Offer will be canceled and converted into the right to receive, in cash and without interest, an amount equal to the Offer Price.
In accordance with the Maryland General Corporation Law (the “MGCL”), notice is hereby given by the Purchaser of the Merger. Articles of Merger, pursuant to which the Merger will become effective, will be filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) not earlier than 30 days after the date of this Notice of Merger.
The Merger is conditioned upon, among other things, the ownership by the Purchaser of 90% or more of the outstanding shares of Common Stock as of the time of acceptance for record of the Articles of Merger by the SDAT, if such time is prior to October 1, 2014. If such time is on or after October 1, 2014, the Merger is conditioned upon, among other things, the ownership by the Purchaser of two-thirds or more of the outstanding shares of Common Stock. This Notice of Merger is given pursuant to Section 3-106(d) of the MGCL (and, in the event that the Merger is consummated on or after October 1, 2014, Section 3-106.1(e) of the MGCL, which will then be effective) to each stockholder of record of the Company as of the date of this mailing. In accordance with Section 3-202(c) of the MGCL, holders of shares of Common Stock are not entitled to exercise appraisal rights in connection with the Merger.
Following the date of this Notice of Merger, the Purchaser and the Company will file with the Securities and Exchange Commission and mail to each stockholder of record of the Company materials relating to the Offer, including a Tender Offer Statement of the Purchaser on Schedule TO and a Solicitation/Recommendation Statement of the Company on Schedule 14D-9. If you have questions about this Notice of Merger, the Offer or the Merger, you can call MacKenzie Partners, Inc., the information agent for the Offer, at 1-800-322-2885 (please call 1-212-929-5500 (collect) if you are located outside the U.S.).
HMB Holdings, Inc.
Donnie Smith
President and Chief Executive Officer
July 12, 2014

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Offer has not yet commenced. Accordingly, this communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any shares of Common Stock or any other securities. On the commencement date of any Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related materials, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Tyson and the Purchaser, and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by the Company. The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed with the SEC by Tyson as part of its Schedule TO. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the Offer, as they may be amended from time to time, when they become available, because they will contain important information about the Offer, including its terms and conditions, and should be read carefully before any decision is made with respect to the Offer. Investors and security holders may obtain free copies of these statements (when available) and other materials filed with the SEC at the website maintained by the SEC at www.sec.gov, or by directing requests for such materials to the information agent for the Offer, which will be named in the tender offer statement.

FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking statements with respect to certain plans and objectives of Tyson and the Company with respect to the proposed tender offer and related transactions, including the timing of the completion of the merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Among the factors that may cause actual results and experiences to differ from anticipated results and expectations in forward-looking statements are the following: the risk that the acquisition of the Company and any related tender offer and merger may not be consummated, or may not be consummated in a timely manner; the risk that a regulatory approval could only be obtained subject to conditions that are not anticipated; the risk that the Company will not be integrated successfully into Tyson following the consummation of the merger; and the risk that revenue opportunities, cost savings, synergies and other anticipated benefits from the merger may not be fully realized or may take longer to realize than expected. Neither Tyson nor the Company assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.